UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13G


Under the Securities Exchange Act of 1934 (Amendment No.)*

Nordion Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of
Securities)


65563C105
(CUSIP
Number)

N/A- This amendment is being filed
to correct an erroneous filing
made on 7/10/2013.
(Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


Rule
13d-1(c)


















CUSIP No.65563C105


1.Names of Reporting Persons. Breithorn Capital Management LLC
I.R.S. Identification Nos. of above persons (entities only).


2.Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  N/A
(b)  N/A

3.SEC Use Only

4.Citizenship or Place of Organization
Connecticut

Number of	5.  Sole Voting Power: 1,268,480
Shares Bene-
ficially by	6.  Shared Voting Power  N/A
 Owned by Each
Reporting	7.  Sole Dispositive Power 1,268,480
Person With:
		8.  Shared Dispositive Power N/A
		9.Aggregate Amount Beneficially Owned by Each
		Reporting Person N/A

		10. Check if the Aggregate Amount in Row (9)
		 Excludes Certain Shares (See
		Instructions).

		11. Percent of Class Represented by Amount in Row (9) 2.66%
		12. Type of Reporting Person (See Instructions) IA




Item 1.

(a) Nordion Inc.
(b) 447 March Rd. Ottawa, ON K2K 1X8, Canada

Item 2.

(a) The Reporting Person is Breithorn Capital Management LLC.

(b) The Reporting Person has its principal offices at 509 Madison Avenue, 16th Floor New York, NY 10022

(c)The Reporting Person is organized in Connecticut.

(d) The Reporting Person owns Common Stock, no par value.

(e) The CUSIP Number of the shares of the issuer is 65563C105.

Item 3.


(e) An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);


Item 4.  Ownership.


(a) The Reporting Person beneficially owns 1,268,480 shares of the Issuer.
(b) The Reporting Person owns 2.66% of the common stock class of the Issuer.
(c) Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote : The Reporting Person has sole voting power on 1,268,480 shares.

(ii)	Shared power to vote or to direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of
	all 1,268,480  shares.

(iv)	Shared power to dispose or to direct the disposition of: N/A


Item 5.  Ownership of Five Percent or Less of a Class

       Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company

      Not applicable

Item 8.  Identification and Classification of Members of the Group

      Not applicable

Item 9.  Notice of Dissolution of Group

      Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
8/9/2013
Date

/s/ Vanessa Fiore
Signature

Vanessa Fiore, CCO
Name/Title





Attention: Intentional misstatements or omissions of fact constitute F ederal criminal violations (See 18 U.S.C. 1001)